Exhibit 12.2

Hospitality Properties Trust
Computation of Ratio of Earnings to Fixed Charges and Preferred Distributions
(in thousands, except ratio amounts)

	Nine Months Ended September 30,		Year Ended December 31,
	2017		2016	2015	2014	2013	2012
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings (losses) of an investee	$184,826		$226,993	$167,963	$199,036	$127,750	$153,219
Fixed Charges	135,329		161,913	144,898	139,486	145,954	136,111
Adjusted Earnings	$320,155		$388,906	$312,861	$338,522	$273,704	$289,330

Fixed Charges:
Interest on indebtedness and amortization of debt issuance costs and debt discounts and premiums	$135,329		$161,913	$144,898	$139,486	$145,954	$136,111
Preferred distributions	1,435		20,664	20,664	20,664	26,559	40,145

Combined Fixed Charges and Preferred distributions	$136,764		$182,577	$165,562	$160,150	$172,513	$176,256

Ratio of Earnings to Fixed Charges and Preferred distributions	2.34	x	2.13x	1.89x	2.11x	1.59x	1.64x